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'icked BOLD

egan Foods Brand

347 Long Prairie Road
ower Mound, TX 75022
et directions
pening hours unavailable
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his is a preview. It will become public when you start accepting investment.

arly Investor Bonus: The investment multiple is increased to 1.6 for the next $15,000 invested.

his is a preview. It will become public when you start accepting investment.

HE PITCH

'icked BOLD is seeking investment to scale our business through marketing and production of our vega

rst LocationRenovating LocationGenerating RevenueLease Secured

his is a preview. It will become public when you start accepting investment.

IVESTOR PERKS

'icked BOLD is offering perks to investors. You earn the most valuable perk available based on your tot
usiness. You will not also receive the perks of lesser value, unless specified below.

hocolate Delivery! Invest $200 or more to qualify. Unlimited available

nanks so much for supporting our growing vegan brand - when you invest $200 in us we will deliver a
egan chocolates to your door once the funding round is successfully closed.

hocolate Subscription Invest $600 or more to qualify. 10 of 10 remaining

differentiator for Wicked BOLD. The community building around Wicked BOLD is thanks to Brooklynn
environment of growth.

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Our Wicked BOLD Story

PRESS
Dallas Is Getting Its First Sober and Vegan Charcuterie Bar

The couple behind vegan chocolate brand Wicked BOLD Chocolates will expand into the first vegan

What's a sober bar? No-alcohol cocktails are on the menu at Flower Mound vegan spot opening in A

For Dallas-area vegan chocolate entrepreneurs Deric and Brooklynn Cahill, one idea led to another. T
were looking for a...

Flower Mound City Announcements

Wicked BOLD Coming Soon to Flower Mound

Wicked Bold Vegan Kitchen bringing mocktails, plant-based dining to Flower Mound

The owners' signature chocolates will also be sold at the restaurant.

Wicked BOLD recommended by the Food Empowerment Project

A list of companies that make vegan products containing chocolate and if they source their chocolat
child labor and/or slavery are the most prevalent.

INTENDED USE OF FUNDS

As a family, we are all-in on Wicked BOLD. This is our life's calling and your support is going to go a l
business. We believe this concept is going to take off and we're raising the funds to ensure this flam
with use of funds being leveraged for:

In March of 2020 we landed our first wholesale account and as of today we're carried in over 30 stor

In December 2020, Deric & Brooklynn signed a lease for a 1,000 square foot retail space to expand n

concept restaurant in the front of house

This is a preview. It will become public when you start accepting investment.

OUR STORY

In December of 2020, we signed a lease in our local community to expand the production of our cho

bring something a little bit bigger to our community. In early March a few press outlets picked up the

Brooklynn and I have always wanted a space that hosted our local community and offered a free spa

Brooklynn and I had both decided to cut out alcohol from our lives

Wicked BOLD Vegan Kitchen & Sober Bar was introduced

Expected to open final week of April 2021

OUR MISSION

When we started Wicked BOLD, we wanted to make chocolate that people would love. And make it c

honest, we also felt our story could help inspire others to have the confidence to change their own li

every day to the BOLDest. And we are reminded of this family mantra because it is literally who we a

– B.O.L.D Sure, our chocolate is great but growing BOLD with you – now that is the sweetest.

Brooklynn encourages us to keep our health + hearts top of mind.

Ophelia helps us see the importance of always including a tinge of sassiness.

Landon shows us that slow and steady can win the race.

Deric aims to inspire the go-getters, to hustle hard + own your outcome.

So, what's it mean to us to be Wicked BOLD? It means being true to yourself and changing the world

pushing your envelope and helping others push theirs. It means taking risks. It means giving your all

BUSINESS MODEL & REPAYMENT COMMITMENT

After a quick review of our financials you can see that we project healthy growth as a business. We'll

Sober Bar concept and this could represent future revenue opportunities to scale or franchise. Addit

top of mind and are building out a healthy delivery presence for meals and also large form non-alcoh

customers. Our growing chocolate business also insulates us from remote disruption. Our plan to mit

obligations are covered will be through:

A second capital raise in late 2021 or early 2022 whether through Mainvest or venture.

Flexing down owner salaries, as needed, to meet our debt obligations

Consistently re-visiting COGS to ensure we're maximizing our investments

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

Investment Round Status

Target Raise $30,000

Maximum Raise $105,000

Amount Invested $0

Investors 0

Investment Round Ends June 4, 2021

Summary of Terms

Legal Business Name Wicked BOLD LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

1.6×

Investment Multiple 1.3×

Business's Revenue Share 1.1%-3.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2025

Financial Condition

Historical milestones

Wicked BOLD has been operating since September 2019 and has since achieved the following miles

2021 revenues are growing 100% Month over Month

Opening location in Flower Mound, TX April 24th, 2021

Forecasted revenue of $345,000 in 2021

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Wicked BOLD forecasts the following milestones:

Open new retail space in Flower Mound, TX by May 2021

Hire for the following positions by July 2021: Fractional CEO; Fractional CMO

operate. In the event Wicked BOLD ceases operations due to the foregoing factors, it can not guaran
operations or generate revenue in the future.

Future Investors Might Have Superior Rights

If Wicked BOLD needs more capital in the future and takes on additional debt or other sources of fin
rights superior to yours. For example, they might have the right to be paid before you are, to receive
voice in management, or otherwise.

Limited Services

Wicked BOLD operates with a very limited scope, offering only particular services to potential clients
in customer preferences.

Limited Operating History

Wicked BOLD is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi
BOLD competes with many other businesses, both large and small, on the basis of quality, price, loc
Changes in customer preference away from Wicked BOLD's core business or the inability to compete
competitors could negatively affect Wicked BOLD's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions wil
over which Wicked BOLD and the key persons will have no control. Changes in assumptions or their
affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary sig
outcomes. Consequently, there can be no assurance that the actual operating results will correspon
Additionally, Wicked BOLD is a newly established entity and therefore has no operating history from
with.

Inability to Sell Your Investment

as a public offering of shares (for example, publicly-traded firms must generally provide investors wi statements that have been audited by an independent accounting firm). Although Title III does requi that you would make a different decision if you had more information.

Lack of Ongoing Information

Wicked BOLD will be required to provide some information to investors for at least 12 months followi information is far more limited than the information that would be required of a publicly-reporting co to stop providing annual information in certain circumstances.

Uninsured Losses

Although Wicked BOLD will carry some insurance, Wicked BOLD may not carry enough insurance to business. Additionally, there are some kinds of risks that are very difficult or impossible to insure aga Therefore, Wicked BOLD could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws laws, antitrust laws, and health care laws, could negatively affect Wicked BOLD's financial performan Specifically, any additional regulation on the industry could significantly negatively affect the busine

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Wicked BOLD's management will coincide: you both successful as possible. However, your interests might be in conflict in other important areas, includin BOLD to act conservative to make sure they are best equipped to repay the Note obligations, while W aggressively to invest in the business. You would like to keep the compensation of managers low, wh as they can.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S of rules about corporate governance that are intended to protect investors. For example, the major U companies to have an audit committee made up entirely of independent members of the board of di outside relationships with Wicked BOLD or management), which is responsible for monitoring Wicke Wicked BOLD will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Wicke successful than your initial expectations

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for
Instead, a representative will be appointed according to the procedures set forth in the Note Indentu
the representative, or that the representative will do things you believe are wrong or misguided. If ar
representative has been appointed, all of the representative's reasonable expenses must be paid be
with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con
ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

This information is provided by Wicked BOLD. Mainvest never predicts or projects performance, and
information. For additional information, review the official Form C filing with the Securities and Excha
website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Wicked BOLD isn't accepting investments right now, but is trying to get a sense of how they should
need to provide any money, and we won't be accepting money or selling securities, until all of its for
obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the of
if you so choose.
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